FORM 51-902F3
Material Change Report

Item 1	Name and Address of Company

PMI VENTURES LTD.
Suite 511 - 475 Howe Street
Vancouver, British Columbia V6C 2B3

Item 2	Date of Material Change

June 29, 2004

Item 3	News Release

A news release issued under section 7.1 of National Instrument 51-102 announcing the material change described below was transmitted to CCN Matthews Newswire Service on June 29, 2004 for public dissemination. The news release was filed via SEDAR on June 29, 2004.

Item 4	Summary of Material Change

PMI Ventures Ltd. (the "Company") [TSX Venture:PMV] a is pleased to announce the commencement a 1,500 metre diamond drilling program on it's Ashanti II Gold Project located on the Asankrangwa Gold Belt in Ghana, West Africa.

Additionally, the Company announced the repricing of share purchase options which have been in effect for six months or longer and the granting of a further 2,325,000 stock options to directors, consultants and employees.

Item 5	Full Description of Material Change

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV], is pleased to announce the commencement a 1,500 metre diamond drilling program on it's Ashanti II Gold Project located on the Asankrangwa Gold Belt in Ghana, West Africa.

At the Company's Annual General Meeting held on Thursday, June 24, 2004, Mssrs. Len Dennis, Douglas MacQuarrie and Bruno Mossiman were elected as directors to hold office for the ensuing year. The shareholders also approved a resolution permitting the repricing of share purchase options which have been in effect for six months or longer. Pursuant to this resolution, the exercise price of these previously issued share purchase options are, subject to regulatory approval, hereby reduced from $0.70 to $0.45 per share.

The Company also announces, that Douglas R. MacQuarrie has been appointed President and CEO; and Kim Evans, CGA, has been appointed Corporate Secretary and CFO.

Additionally, subject to regulatory approval, the Company has granted 2,325,000 common share purchase options to directors, consultants and employees. The options will expire on June 28, 2009 and have an exercise price of $0.30 per share.

Item 6	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted from this Report on the basis that the Company believes that such information should remain confidential.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this Report is:

Kim Evans, CGA, CFO & Corporate Secretary
Telephone: 604-682-8089
Facsimile: 604-682-8094
e-mail: info@westafricangold.com

Item 9	Date of Report

DATED at Vancouver, British Columbia, this 29th day of June, 2004.

PMI VENTURES LTD.

"Kim Evans"

Kim Evans, CGA CFO & Corporate Secretary

PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #04-13	TSX Venture: PMV
June 29, 2004	Issued & Outstanding: 23,475,396
Fully Diluted: 32,800,221

PMI VENTURES LTD. ANNOUNCES COMMENCEMENT OF DIAMOND DRILL PROGRAM, GHANA
AND REPRICING AND GRANT OF SHARE OPTIONS

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV], is pleased to announce the commencement a 1,500 metre diamond drilling program on it's Ashanti II Gold Project located on the Asankrangwa Gold Belt in Ghana, West Africa.

At the Company's Annual General Meeting held on Thursday, June 24, 2004, Mssrs. Len Dennis, Douglas MacQuarrie and Bruno Mossiman were elected as directors to hold office for the ensuing year. The shareholders also approved a resolution permitting the repricing of share purchase options which have been in effect for six months or longer. Pursuant to this resolution, the exercise price of these previously issued share purchase options are, subject to regulatory approval, hereby reduced from $0.70 to $0.45 per share.

The Company also announces, that Douglas R. MacQuarrie has been appointed President and CEO; and Kim Evans, CGA, has been appointed Corporate Secretary and CFO.

Additionally, subject to regulatory approval, the Company has granted 2,325,000 common share purchase options to directors, consultants and employees. The options will expire on June 28, 2009 and have an exercise price of $0.30 per share.

On behalf of the Board,

"Douglas R. MacQuarrie"

Douglas R. MacQuarrie
President

For more information please contact:

Douglas R. MacQuarrie, President or          Warwick G. Smith & Larry Myles, Shareholder Communications
Telephone: (604) 682-8089          Toll-Free: (888) 682-8089           Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com and Goknet Mining Company website at www.goknet.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.